Mail Stop 3561

      							August 17, 2005


Cezar Martinez
Treasurer and Chief Financial Officer
Spantel Communications, Inc
5192 10th Avenue North, Suite D
Lake Worth, FL 33463

	Re:	Spantel Communications, Inc
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-25124

Dear Mr. Martinez:

We have reviewed your response to us and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. In our comments we asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Response to Staff Comment Letter Dated July 14, 2005

1. We note your response to our prior comment #1. Based upon our understanding of your specific facts and circumstances, namely that
(i) all assets are located in Spain, (ii) all operations are conducted in Spain, (iii) books and records are maintained in Spain and (iv) officers, directors and management live in Spain, we will not object to your selecting a non-US domiciled auditor. This auditor should be located in the same country as the majority of your assets, revenues and operations (e.g., Spain).

In determining whether to accept a report from a non-US auditor, we
expect the auditor to be subject to the same quality controls, including completion of filing reviewer procedures, as described in
Section IV.C  "Quality of Audits and Reconciliations to US GAAP"
of
The International Reporting and Disclosure Issues in the Division
of
Corporation Finance, found on our web site at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Accordingly, if you elect to use a non-US auditor, note that they must be registered with the PCAOB. They must also demonstrate sufficient knowledge and experience in applying US GAAP, US GAAS (now
PCAOB Standards), SEC financial reporting rules, and SEC independence requirements. In selecting an audit firm, you should be aware that an auditor practicing before the Commission for the first time is expected to demonstrate its knowledge and experience before its audit reports are included in filings made with us.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response, and file your correspondence via EDGAR. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
[CC: Neil S. Baritz, council]
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Cezar Martinez
Spantel Communications, Inc
August 17, 2005
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